Exhibit 99.1

News Release

May 8, 2012

TELUS withdraws share conversion proposal

Overwhelming 92.4 per cent shareholder support excluding Mason Capital’s empty voting

Vancouver, B.C. – TELUS is withdrawing its proposal to convert its non-voting shares to common shares.

The empty voting trading tactics of hedge fund Mason Capital and lack of regulatory oversight of the practice make it apparent a vote to be held at TELUS’ annual general and special meeting of shareholders on May 9 would not succeed. Empty voting is buying shares to vote them while simultaneously short selling shares in the same company, a troubling practice that gives a fund more votes than its economic stake warrants. In this case, Mason Capital was voting $1.9 billion worth of TELUS’ common shares with only a $25 million net economic stake.

If Mason Capital’s shares are factored out, TELUS’ proposal was on track to be overwhelmingly approved by both classes of shareholders, with 92.4 per cent of voted shares in favour of the proposal.

Mason tactics are contrary to the long-term interests of other TELUS shareholders, the superior governance model the company was trying to achieve, and the principles of fair and democratic shareholder voting. The key benefits of the proposal included increased liquidity and marketability of all TELUS shares.

“TELUS appreciates the support we have received from so many long-term institutional and retail investors for our conversion proposal and the superior corporate governance and shareholder value it would create. We believe TELUS has earned this support by generating a 92 per cent total shareholder return since the beginning of 2010, and returning $7.6 billion in cash to shareholders through dividends and share buy-backs since 2004,” said Darren Entwistle, TELUS President and CEO. “Our discussions with shareholders over the past few weeks and the 92.4 per cent of the votes they have cast in favour make it clear they are strongly supportive of TELUS’ proposal and that it would have been overwhelmingly accepted if not for the interference of Mason Capital. In the face of Mason’s massive empty voting and the resulting inequity inflicted upon TELUS’ other shareholders, our best option at this juncture is to withdraw this proposal and reintroduce a new proposal in due course. We remain committed to a one-for-one share conversion and ask for our shareholders continued support.”

TELUS originally announced the proposal on February 21. The value of both shares jumped up immediately and has since been far stronger than the stock market index and TELUS’ peers, demonstrating strong support from holders of both TELUS non-voting and common shares. As of May 8, TELUS’ non-voting share price was up 5.9 per cent since the announcement was made, while the common share price was up 4 per cent — about $1 billion in new shareholder value. During the same period the TSX declined 7.3 per cent.

Both primary independent proxy advisory firms — Glass Lewis & Co., LLC (Glass Lewis) and Institutional Shareholder Services (ISS) — recommended their clients vote in favour of the conversion as proposed, citing enhanced shareholder value and the good governance resulting from a widely-held single share class. TELUS’ proposal was also consistent with the public position of the Canadian Coalition for Good Governance, which supports one vote for one share and has indicated that regulators need to take action with respect to empty voting.

Further, Mr. Entwistle called upon public companies, investors, securities regulators, market participants and all those with an interest in the proxy voting system to work against the practice of empty voting and help improve the quality of the shareholder voting system in Canada. TELUS employees own 8.2 million TELUS shares while Mason Capital has a net ownership of 416,400 shares, one-twentieth that of TELUS employees. Due to its empty voting tactics, however, Mason Capital was able to exercise approximately 33 million votes, four times more than TELUS employee shareholders.

TELUS made the proposal in response to shareholder feedback that preferred a single voting share class over a dual share class structure as it would create superior share value and liquidity while aligning the capital structure of TELUS with what is generally viewed as best practice. TELUS’ Board retained Scotia Capital to consider the proposal and recommend a fair exchange ratio, and based on that advisor’s recommendation of a one-to-one conversion, put the proposal forward for a democratic vote of all shareholders.

However, Mason Capital rapidly acquired common shares only after TELUS announced the proposal, taking it to a position of 19 per cent of the common shares, while simultaneously shorting a similar number of non-voting and common shares. Mason’s goal was to defeat TELUS’ proposal and thus widen the gap in trading value between TELUS’ share classes in order to profit from its short trades. This runs contrary to the interests of other TELUS shareholders, as it is likely to depress the value of TELUS shares.

In a report issued last week, Glass Lewis writes: “Mason has stated that it would ‘favourably consider a revised proposal that pays an appropriate premium,’ however, it has given no indication or analysis regarding the specifics of such a proposal. We consider Mason’s failure to provide an agreeable conversion ratio to be another indicator of its short-term interests in the Company, as Mason appears to prioritize the cessation of any share conversion over the realization of a more appropriate premium. We are also particularly troubled by the brief period in which Mason has been invested in the Company as well as its outstanding short position which, in our opinion, call into question the Dissident’s motives for opposing the conversion.”

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance on the timing, manner or structure of any re-introduced proposal in due course or that a re-introduced proposal will receive voting approval and court approval and if not approved the market price of Non-Voting Shares and/or Common Shares may decline, given that share prices in both classes increased on the announcement of the proposal. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Readers should review the risks and uncertainties set out in the “Forward Looking Statements” section at page 14 of TELUS’ 2012 Information Circular, available at www.sedar.com. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements. Permission was not requested to quote from the Glass Lewis Report.

Media relations:	Investor relations:
Shawn Hall	Darrell Rae
(604) 619-7913	(604) 697-8192
shawn.hall@telus.com	ir@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.4 billion of annual revenue and 12.7 million customer connections including 7.3 million wireless subscribers, 3.6 million wireline network access lines and 1.3 million Internet subscribers and more than 500,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $250 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.